Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is provided to aid you in your analysis of the financial aspects of the Business Combination, the PIPE Financing and other related transactions, including the combination of the financial information of OACB and Alvotech after giving effect to the Business Combination, the PIPE Financing and other related transactions.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 combines the historical balance sheet of OACB with the historical consolidated statement of financial position of Alvotech, giving effect to the Business Combination, the PIPE Financing and other related transactions as if they had been consummated on December 31, 2021.

The following unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 combines the historical statement of operations of OACB and the historical consolidated statement of profit or loss of Alvotech, giving effect to the Business Combination, the PIPE Financing and other related transactions as if they had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the PIPE Financing and other related transactions taken place on the dates indicated or if the businesses had always been combined, nor is it indicative of the future consolidated results of operations or financial position of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the Combined Company.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with Alvotech’s and OACB’s financial statements and related notes, as applicable, and the sections titled “Alvotech Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “OACB Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Form F-4 and other financial information incorporated herein by reference.

Description of the Transactions

On June 15, 2022 (the “Closing Date”), TopCo closed the Business Combination with OACB and Alvotech, pursuant to the Business Combination Agreement dated December 7, 2021. The closing of the Business combination resulted in the following transactions:

•

OACB merged with and into TopCo, whereby (i) all of the outstanding OACB Ordinary Shares were exchanged for TopCo Ordinary Shares on a one-for-one basis, pursuant to a share capital increase of TopCo and (ii) all of the outstanding OACB Warrants ceased to represent a right to acquire OACB Ordinary Shares and now represent a right to be issued one TopCo Ordinary Share, with TopCo as the surviving company in the merger;

•	TopCo redeemed and canceled the initial shares held by the initial sole shareholder of TopCo pursuant to a share capital reduction of TopCo;

•	The legal form of TopCo changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law; and

•

Alvotech merged with and into TopCo, whereby all outstanding Alvotech Ordinary Shares were exchanged for TopCo Ordinary Shares, pursuant to a share capital increase of TopCo, with TopCo as the surviving company in the merger.

On June 15, 2022, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, pursuant to the subscription agreements, in which subscribers collectively subscribed for 17,493,000 TopCo Ordinary Shares at $10.00 per share for an aggregate subscription price equal to approximately $174.9 million.

In advance of the closing of the Business Combination and in preparation for redemptions of OACB Class A Ordinary Shares as further described below, the Company has secured a Standby Equity Purchase Agreement (“SEPA”) facility from YA II PN, Ltd (“Yorkville”) for up to $150 million. The company also continues to finalize the terms of a debt facility with Sculptor Capital Investments, LLC (“Sculptor”). The debt facility is currently expected to provide TopCo with funding between $75.0 million and $125.0 million. Negotiations remain ongoing, which may impact the final terms of the facility. TopCo’s entry into the facility agreement is, among other conditions precedent, subject to receipt of all necessary approvals and the negotiation and execution of final documentation in a form that is mutually agreeable to all parties involved. There can be no guarantee that these conditions precedent will be satisfied or that the parties will be able to agree on final documentation. The two facilities are intended to replace redemptions by OACB shareholders that occurred as part of the Business Combination.

Accounting for the Business Combination

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, OACB was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Alvotech issuing shares at the closing of the Business Combination for the net assets of OACB as of the closing date, accompanied by a recapitalization. The net assets of OACB were stated at historical cost, with no goodwill or other intangible assets recorded.

Alvotech was determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	The former owners of Alvotech hold the largest portion of voting rights in TopCo;

•	Alvotech has the right to appoint a majority of the directors in TopCo;

•	Alvotech’s existing senior management team comprises senior management of TopCo;

•	The operations of Alvotech represent the ongoing operations of TopCo;

•	Alvotech is the larger of the combined entities based on fair value, assets, revenues and profits; and

•	TopCo assumed Alvotech’s headquarters.

The Business Combination is not within the scope of IFRS 3 – Business Combinations, since OACB does not meet the definition of a business. The Business Combination was accounted for within the scope of IFRS 2 – Share-based Payments. As a result, any excess of fair value of TopCo Ordinary Shares issued over the fair value of OACB’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

Pursuant to OACB’s existing charter, OACB’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, OACB Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 24,023,495 shares of OACB Class A Ordinary Shares at $10.00 per share.

The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The following summarizes the number of Topco Ordinary Shares outstanding immediately after the Closing Date:

Shareholders
	Ownership in Shares	%
Alvotech shareholders(1)	218,930,000	90%
OACB shareholders	976,505	1%
Sponsor(2)	6,250,000	2%
PIPE investors	17,493,000	7%

Total	243,649,505

(1)

Includes 38,330,000 of Seller Earn Out Shares. Refer to tickmark (N) in the transaction accounting adjustments section for additional details. Excludes the TopCo Ordinary Shares issued for the settlement of the SARs. Refer to tickmark (I) in the transaction accounting adjustments section for additional details.

(2)	Includes 1,250,000 of Sponsor Earn Out Shares. Refer to tickmark (O) in the transaction accounting adjustments section for additional details.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2021

(In thousands)

	As of December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Non-current assets
Property, plant and equipment, net	$78,530	$—	$—	$—		$78,530
Right-of-use assets	126,801	—	—	—		126,801
Goodwill	12,367	—	—	—		12,367
Other intangible assets	21,509	—	—	—		21,509
Contract assets	1,479	—	—	—		1,479
Investment in joint venture	55,307	—	—	—		55,307
Other long-term assets	1,663	—	—	—		1,663
Restricted cash	10,087	—	—	14,913	Q	25,000
Deferred tax assets	170,418	—	—	—		170,418
Investments held in Trust Account	—	250,034	—	(240,235)	A	—
				(9,799)	B

Total non-current assets	478,161	250,034	—	(235,121)		493,074

Current assets
Inventories	39,058	—	—	—		39,058
Trade receivables	29,396	—	—	—		29,396
Contract assets	17,959	—	—	—		17,959
Other receivables	14,736	—	100	—		14,836
Receivables from related parties	1,111	—	—	—		1,111
Cash and cash equivalents	17,556	587	—	9,799	B	252,699
				174,930	C
				(5,930)	D
				(37,830)	E
				50,000	F
				40,000	G
				20,000	H
				(1,500)	I
				(14,913)	Q
Prepaid expenses	—	100	(100)	—		—

Total current assets	119,816	687	—	234,556		355,059

Total assets	$597,977	$250,721	$—	$(565)		$848,133

Commitments and contingencies
Class A ordinary shares subject to possible redemption	$—	$250,000	$(250,000)	$—		$—
Equity						—
Share capital	135	—	—	175	C	2,026
				35	I
				10	J
				1,671	K
Share premium	1,000,118	—	—	174,755	C	1,029,379
				2,920	D
				(5,560)	E
				30,267	I
				9,756	J
				(1,671)	K
				(31,869)	L
				87,263	M
				(227,500)	N
				(9,100)	O
Class A ordinary shares	—	—	—	—		—
Class B ordinary shares	—	1	—	(1)	J	—
Translation reserve	4,669	—	—	—		4,669

	As of December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Additional paid-in capital	—	—	—	—		—
Accumulated deficit	(1,140,534)	(25,079)	—	(25,078)	E	(1,249,201)
				4,211	I
				31,869	L
				(87,263)	M
				(2,327)	P
				(5,000)	Q

Total equity	(135,612)	(25,078)	—	(52,437)		(213,127)

Non-current liabilities
Borrowings	398,140	—	—	—		398,140
Derivative financial liabilities	—	—	11,571	227,500	N	248,171
				9,100	O
Other long-term liability to related party	7,440	—	—	—		7,440
Lease liabilities	114,845	—	—	—		114,845
Long-term incentive plan	56,334	—	—	(36,013)	I	20,321
Contract liabilities	44,844	—	—	—		44,844
Deferred tax liability	150	—	—	—		150
Deferred legal fees	—	100	—	(100)	D	—
Deferred underwriting commissions	—	8,750	—	(8,750)	D	—
Derivative warrant liabilities	—	11,571	(11,571)	—		—
Class A ordinary shares subject to redemption	—	—	250,000	(240,235)	A	—
				(9,765)	J

Total non-current liabilities	621,753	20,421	250,000	(58,263)		833,911

Current liabilities
Trade and other payables	28,587	—	233	(1,860)	E	26,960
Lease liabilities	7,295	—	—	—		7,295
Current maturities of borrowings	2,771	—	—	—		2,771
Liabilities to related parties	638	—	360	50,000	F	110,998
				40,000	G
				20,000	H
Contract liabilities	29,692	—	—	—		29,692
Taxes payable	841	—	—	—		841
Other current liabilities	42,012	—	4,785	(5,332)	E	48,792
		—		2,327	P
				5,000	Q
Accounts payable	—	233	(233)	—		—
Accrued expenses	—	4,785	(4,785)	—		—
Accrued expenses-related party	—	241	(241)	—		—
Advance from related party	—	119	(119)	—		—

Total current liabilities	111,836	5,378	—	110,135		227,349

Total liabilities	733,589	25,799	250,000	51,872		1,061,260

Total equity and liabilities	$597,977	$250,721	$—	$(565)		$848,133

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss

For the Year Ended December 31, 2021

(In thousands, except per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2021
	Alvotech (IFRS, Historical)	OACB (US GAAP, Historical)	IFRS conversion and presentation alignment (Note 3)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$36,772	$—	$—	$—		$36,772
Other income	2,912	—	—	4,723	T	7,635
Research and development expenses	(191,006)	—	—	—		(191,006)
General and administrative expenses	(84,134)	(5,862)	—	(25,078)	R	(202,849)
				(87,263)	S
				(512)	T

Operating loss	(235,456)	(5,862)	—	(108,130)		(349,448)
Share of net loss of joint venture	(2,418)	—	—	—		(2,418)
Finance income	51,568	—	9,854	(52)	U	61,370
Finance costs	(117,361)	—	—	40,215	V	(74,130)
				(2,327)	W
				10,343	X
				(5,000)	Y
Exchange rate differences	2,681	—	—	—		2,681
Gain on extinguishment of financial liabilities	151,788	—	—	—		151,788
Unrealized gain on investments held in Trust Account	—	52	(52)	—		—
Change in fair value of derivative warrant liabilities	—	9,802	(9,802)	—		—

Non-operating profit	86,258	9,854	—	43,179		139,291

(Loss) / profit before taxes	(149,198)	3,992	—	(64,951)		(210,157)
Income tax credit	47,694	—	—	—		47,694

(Loss) / profit for the year	$(101,504)	$3,992	$—	$(64,951)		$(162,463)

Basic and diluted net loss per share - basic and diluted	$(12.29)
Basic and diluted net income per share, Class A Ordinary Shares		$0.13
Basic and diluted net income per share, Class B Ordinary Shares		$0.13
Pro Forma weighted average ordinary shares outstanding - basic and diluted						204,069,505
Pro Forma net loss per share - basic and diluted						$(0.67)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of the presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2021, assumes that the Business Combination, the PIPE Financing and other related transactions occurred on December 31, 2021. The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021, presents the pro forma effect of the Business Combination, the PIPE Financing and other related transactions as if they had been completed on January 1, 2021. This period is presented on the basis that Alvotech is the accounting acquirer.

The historical financial information of Alvotech was derived from Alvotech’s consolidated financial statements as of and for the year ended December 31, 2021, included in the Form F-4 and incorporated herein by reference. The historical financial information of OACB was derived from OACB’s financial statements as of and for the year ended December 31, 2021, included in the Form F-4 and incorporated herein by reference. This information should be read together with Alvotech’s and OACB’s financial statements and related notes, as applicable, and the sections titled “Alvotech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “OACB’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Form F-4 and other financial information incorporated herein by reference.

Alvotech’s historical consolidated financial statements are prepared in accordance with IFRS. The historical financial statements of OACB were prepared in accordance with U.S. GAAP and, for purposes of the unaudited pro forma financial information, have been converted to IFRS on a basis consistent with the accounting policies and presentation adopted by Alvotech.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, No. 33-10786. Release No. 33-10786 replaces the existing pro forma adjustment criteria and simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”). OACB and Alvotech have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of TopCo upon consummation of the Business Combination, the PIPE Financing and other related transactions. The pro forma adjustments reflecting the consummation of the Business Combination, the PIPE Financing and other related transactions are based on certain currently available information and certain assumptions and methodologies that Alvotech believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Alvotech management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination, the PIPE Financing and related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements do not include any adjustments for new equity incentive plans since no grants have been approved under such plans. Compensation expense and the associated liabilities pursuant to Alvotech’s long-term incentive plans are included within Alvotech’s historical financial results, and pro forma adjustments have been made related to the settlement of certain long-term incentive plans as further described below.

The unaudited pro forma condensed combined financial statements do not include any adjustments for the potential debt facility with Sculptor since definitive documentation has not been executed and there have been no drawings by TopCo as of the Closing. Similarly, the unaudited pro forma condensed combined financial statements do not include any adjustments for the Yorkville SEPA Facility since no issuances of TopCo Ordinary Shares were made pursuant to this facility as of the Closing.

2. Conversion and Reclassification of OACB’s Financial Statements

The historical financial information of OACB has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert OACB’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify OACB Class A Ordinary Shares subject to redemption to non-current financial liabilities under IFRS 2.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align OACB’s historical financial information in accordance with the presentation of Alvotech’s historical financial information.

3. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2021

The Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.

Reflects the actual redemption of 24,023,495 OACB Class A Ordinary Shares at a redemption price of $10.00 per share for aggregate redemption payments of $240.2 million from investments held in the Trust Account.

B.

Reflects the liquidation and reclassification of $9.8 million of investments held in the Trust Account to cash and cash equivalents, after recording actual redemptions of OACB Class A Ordinary Shares as discussed in (A) above.

C.	Represents the proceeds of approximately $174.9 million from the issuance and sale of 17,493,000 shares of TopCo Ordinary Shares at $10.00 per share pursuant to the terms of the PIPE Financing.

D.

Reflects the settlement of deferred underwriting commissions and deferred legal fees, both of which are OACB liabilities to be paid by TopCo upon the closing of the Business Combination. The liabilities were settled for $5.9 million, resulting in a $2.9 million increase in share premium.

E.

Represents the transaction costs incurred by OACB and Alvotech of approximately $16.8 million and $30.7 million, respectively, for advisory, banking, printing, legal, and accounting fees incurred as part of the Business Combination.

For the OACB transaction costs, $4.2 million of these fees have been accrued and $0.2 million have been paid as of the pro forma balance sheet date. $5.6 million represent equity issuance costs capitalized in share premium related to the PIPE Financing. The remaining amount of $6.8 million is reflected as an adjustment to accumulated deficit and is reflected in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 as discussed in (R) below. The OACB estimated transaction costs excludes the deferred underwriting commissions included in (D) above.

For the Alvotech transaction costs, $3.0 million of these fees have been accrued and $9.4 million have been paid as of the pro forma balance sheet date. The remaining amount of $18.3 million is included as an adjustment to accumulated deficit and is reflected in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 as discussed in (R) below.

F.	Represents the $50.0 million of funding provided by Alvogen and Aztiq in the form of an interest-free advance which is due 30 days after the Closing Date.

G.

Represents the $40.0 million of funding available under the Alvogen Bridge Loan, bearing an interest rate of 10% per annum. The loan is drawable in two separate installments of $20.0 million each. Each drawdown is subject to Alvogen approval. Repayment by Alvotech of amounts drawn under the Alvogen Bridge Loan is due within 30 days of the Closing Date.

H.

Represents the $20.0 million of funding provided by Alvogen pursuant to a loan agreement entered into on June 1, 2022. The loan bears an interest rate of 10% per annum and is due within 30 days of the Closing Date.

I.

Represents the settlement of the share appreciation rights (“SARs”) previously awarded to certain current and former employees of Alvotech in connection with the closing of the Business Combination, as follows:

•	two former employees will receive a fixed number of TopCo Ordinary Shares to be issued one year after the Closing;

•	one former employee will receive a cash payment at Closing;

•	one current employee can elect to receive a cash payment or a fixed number of TopCo Ordinary Shares to be issued one year after the Closing.

In accordance with IFRS 2, the transactions with the two former employees that will receive a fixed number of TopCo Ordinary Shares were accounted for as a modification of a share-based payment transaction that changes the award’s classification from cash-settled to equity-settled. The settlement with the former employee that received a cash payment at Closing is presented as a decrease in both the long-term incentive plan liability and cash and cash equivalents in the unaudited pro forma condensed combined statement of financial position. The obligation for the current employee that may receive either a cash payment or a fixed number of TopCo Ordinary Shares continues to be presented as liability on the unaudited pro forma condensed combined statement of financial position.

The transactions resulted in a $36.0 million decrease in the long-term incentive plan liability, and subsequent $1.5 million decrease in cash, a $30.3 million increase in equity and a $4.2 million decrease in accumulated deficit as a result of settling the SARs with these current and former employees. Refer to (T) below for the impact of these transactions to the unaudited pro forma condensed combined statement of profit or loss.

J.	Represents the exchange of 976,505 OACB Class A Ordinary Shares and 5,000,000 OACB Class B Ordinary Shares into 5,976,505 TopCo Ordinary Shares.

K.

Represents the exchange of 13,386,098 Alvotech Class A Ordinary Shares and 95,701 Alvotech Class B Shares into 180,600,000 TopCo Ordinary Shares and 38,330,000 Seller Earn Out Shares as described in (N) below.

L.	Represents the elimination of OACB’s historical accumulated deficit after recording the transaction costs to be incurred by OACB as described in (E) above.

M.

Represents the expense recognized, in accordance with IFRS 2, for the excess of the fair value of TopCo Ordinary Shares issued and the fair value of OACB’s identifiable net liabilities at the date of the Business Combination, resulting in a $87.3 million increase to accumulated deficit. The fair value of shares issued was estimated based on a market price of $9.38 per share (as of June 15, 2022). The fair value of shares issued includes the shares to be issued under the Sponsor Letter Agreement, which includes shares to be issued to the Initial Shareholders of OACB if future volume-weighted average price targets of TopCo Ordinary Shares are met in a specified time period.

	Shares	(in 000s)
OACB Shareholders
Class A shareholders	976,505
Class B shareholders	5,000,000
Sponsor Earn Out Shares	1,250,000

Total TopCo Shares issued to OACB shareholders	7,226,505
Fair value of Shares issued to OACB as of June 15, 2022		$56,060
Fair Value of Sponsor Earn Out Shares issued to OACB as of June 15, 2022		9,100

Estimated market value		65,160
Net assets of OACB as of December 31, 2021		224,922
Less: OACB transaction costs		(6,790)
Less: Effect of redemption of 24,023,495 OACB Class A Ordinary Shares		(240,235)

Adjusted net liabilities of OACB as of December 31, 2021		(22,103)

Difference - being IFRS 2 charge for listing services		$87,263

N.

Represents 38,330,000 TopCo Ordinary Shares to be issued to the Alvotech Shareholders (the “Seller Earn Out Shares”) at the Second Merger Effective Time. One half of the Seller Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the TopCo Ordinary Share price is at or above a volume weighted average price (“VWAP”) of $15.00 per share for any ten trading days within any twenty trading day period, with the other half vesting at a VWAP of $20.00 per share for any ten trading days within any twenty trading day period. The Seller Earn Out Shares are accounted for as liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

O.

Represents 1,250,000 TopCo Ordinary Shares issued to the Sponsor (the “Sponsor Earn Out Shares”) at the First Merger Effective Time. One half of the Sponsor Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the TopCo Ordinary Share price is at or above a VWAP of $12.50 per share for any ten trading days within any twenty trading day period, with the other half vesting at a VWAP of $15.00 per share. The Sponsor Earn Out Shares are accounted for as liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

P.

Reflects the accrual of waiver fees to be paid by TopCo to certain bondholders who waived their right to exercise an option whereby Alvogen, a related party, would be required to purchase their interest in the Company.

Q.	Reflects the following transactions in connection with the amended bond agreement:

•	the reclassification of $14.9 million of cash to restricted cash due to Alvotech’s requirement to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account; and

•	the recognition of a $5.0 million consenting fee payable to the bondholders.

4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss for the Year Ended December 31, 2021

The Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

R.	To reflect the recognition of transaction costs, as described in (E) above, during the year ended December 31, 2021. These costs are a nonrecurring item.

S.

Represents $87.3 million of expense recognized in accordance with IFRS 2, for the difference between the fair value of TopCo Ordinary Shares issued and the fair value of OACB’s identifiable net liabilities, as described in (M) above. This cost is a nonrecurring item.

T.

Represents the recognition of $0.5 million of general and administrative expense related to the remeasurement of the SAR liabilities at the modification date and $4.7 million in other income related to the gain on the extinguishment of the SAR liabilities from the transactions described in (I) above.

U.	To eliminate interest income earned on funds in the Trust Account that were released upon closing of the Business Combination.

V.

Reflects the elimination of $40.2 million of finance costs recognized during the year ended December 31, 2021 for interest expense associated with Alvotech’s convertible shareholder loans, which were converted into Alvotech Class A Ordinary Shares or otherwise extinguished in connection with the BCA Framework Agreement entered into among Alvotech Shareholders, Alvotech, TopCo and Floki Holdings S.à r.l. Any conversion rights and warrant rights that remained unexercised at the date of the Business Combination would have been forfeited by the holders of these derivative financial liabilities.

W.	Reflects the finance costs recognized for the accrual of waiver fees as described in (P) above. These costs are a nonrecurring item.

X.

Reflects the difference in finance costs on the outstanding bonds, resulting from the closing of the Business Combination. In accordance with the terms of the outstanding bonds, the interest rate decreased from 15% to 10% following the closing of the Business Combination.

Y.	Reflects the recognition of the consenting fee payable to the bondholders as described in (Q) above.

5. Pro Forma Loss per Share

The pro forma loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, PIPE Financing and related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination, PIPE Financing and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The holders of the Sponsor Earn Out Shares and Seller Earn Out Shares are entitled to the same voting and dividend rights generally granted to holders of TopCo Ordinary Shares. Therefore, the Sponsor Earn Out Shares and Seller Earn Out Shares are determined to be participating securities at issuance, and are included in the calculation of pro forma loss per share for the year ended December 31, 2021. The employees that will or may be issued TopCo Ordinary Shares as described in (I) above are not entitled to such rights during the period in which the shares have not been issued; therefore, such TopCo Ordinary Shares are not included in the calculation of pro forma loss per share for the year ended December 31, 2021.

For the year ended December 31, 2021

(in thousands, except share and per share data)

Shares
Pro forma loss (1)	$(136,071)
Weighted average shares outstanding - basic and diluted	204,069,505
Pro forma loss per share - basic and diluted	$(0.67)
Weighted average shares outstanding - basic and diluted
Alvotech shareholders	180,600,000
OACB shareholders	5,976,505
PIPE investors	17,493,000

Total	204,069,505

(1)

Holders of the Seller Earn Out and Sponsor Earn Out Shares are entitled to the voting and dividend rights generally granted to holders of TopCo Ordinary Shares. As such, these shares are considered to be participating securities. Accordingly, the pro forma income is adjusted for the income attributable to these unvested shares, which are not included in the weighted average shares outstanding.